Exhibit 99.1

EVOGENE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

U.S. DOLLARS IN THOUSANDS

UNAUDITED

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$28,867	$32,325
Short-term bank deposits	-	3,000
Marketable securities	6,383	18,541
Trade receivables	111	281
Inventories	162	92
Other receivables and prepaid expenses	2,182	2,651

	37,705	56,890
LONG-TERM ASSETS:
Long-term deposits	24	25
Right-of-use-assets	1,808	2,109
Property, plant and equipment, net	2,495	2,073
Intangible assets, net	14,630	15,207

	18,957	19,414

	$56,662	$76,304
CURRENT LIABILITIES:
Trade payables	$1,324	$1,463
Employees and payroll accruals	2,384	2,662
Lease liability	754	974
Liabilities in respect of government grants	126	89
Deferred revenues and other advances	16	175
Other payables	937	1,519

	5,541	6,882
LONG-TERM LIABILITIES:
Lease liability	1,367	1,695
Liabilities in respect of government grants	4,357	4,307

	5,724	6,002
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized – 150,000,000 ordinary shares; Issued and outstanding – 41,202,018 shares as of June 30, 2022 and 41,170,168 shares as of December 31, 2021	234	234
Share premium and other capital reserve	260,880	260,488
Accumulated deficit	(224,165)	(207,069)

Equity attributable to equity holders of the Company	36,949	53,653

Non-controlling interests	8,448	9,767

Total equity	45,397	63,420

	$56,662	$76,304

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands

	Six months ended June 30,
	2022	2021
	Unaudited

Revenues	$549	$468
Cost of revenues	425	399

Gross profit	124	69

Operating expenses:

Research and development, net	11,043	9,283
Business development	1,870	1,242
General and administrative	3,273	3,249

Total operating expenses	16,186	13,774

Operating loss	(16,062)	(13,705)

Financing income	485	617
Financing expenses	(3,243)	(919)

Financing expenses, net	(2,758)	(302)

Loss before taxes on income	(18,820)	(14,007)
Taxes on income	40	11

Loss	$(18,860)	$(14,018)

Attributable to:
Equity holders of the Company	$(17,096)	$(12,812)
Non-controlling interests	(1,764)	(1,206)

	$(18,860)	$(14,018)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.42)	$(0.32)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	41,195,024	39,778,174

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital	Share premium and other capital reserves	Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited

Balance as of January 1, 2021	$200	$225,121	$(179,276)	$46,045	$10,837	$56,882

Loss	-	-	(12,812)	(12,812)	(1,206)	(14,018)

Issuance of ordinary shares	24	27,898	-	27,922	-	27,922

Exercise of pre-funded warrants	6	4,359	-	4,365	-	4,365

Forfeiture of non-controlling interests regarding share-based compensation	-	186	-	186	(186)	-

Benefit to non-controlling interests regarding share-based compensation	-	(13)	-	(13)	13	-

Exercise of options	1	402	-	403	-	403

Share-based compensation	-	305	-	305	784	1,089

Balance as of June 30, 2021	$231	$258,258	$(192,088)	$66,401	$10,242	$76,643

	Attributable to equity holders of the Company
	Share capital		Share premium and other capital reserves		Accumulated deficit	Total	Non- controlling interests	Total equity
	Unaudited

Balance as of January 1, 2022	$234		$260,488		$(207,069)	$53,653	$9,767	$63,420

Loss	-		-		(17,096)	(17,096)	(1,764)	(18,860)

Forfeiture of non-controlling interests regarding share-based compensation	-		60		-	60	(60)	-

Benefit to non-controlling interests regarding share-based compensation	-		(2)		-	(2)	2	-

Exercise of subsidiary options	-		*	)	-	* )	* )	*	)

Exercise of options	-		7		-	7	-	7

Restricted stock units (“RSUs”) vested	*	)	*	)	-	-	-	-

Share-based compensation	-		327		-	327	503	830

Balance as of June 30, 2022	$234		$260,880		$(224,165)	$36,949	$8,448	$45,397

*)          Represents an amount lower than $1.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2022	2021
	Unaudited
Cash flows from operating activities

Loss	$(18,860)	$(14,018)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	717	672
Amortization of intangible assets	577	462
Share-based compensation	830	1,089
Net financing expenses (income)	3,139	(7)
Decrease in accrued bank interest	7	-
Pre-funded warrants issuance expenses	-	212
Taxes on income	40	11

	5,310	2,439
Changes in asset and liability items:

Decrease in trade receivables	170	14
Decrease in other receivables	463	1,007
Increase in inventories	(70)	-
Increase (decrease) in trade payables	(172)	355
Decrease in employees and payroll accruals	(278)	(318)
Decrease in other payables	(593)	(278)
Decrease in deferred revenues and other advances	(159)	(21)

	(639)	759

Cash received (paid) during the period for:

Interest received	80	145
Interest paid	(227)	(138)
Taxes paid	(29)	(11)

Net cash used in operating activities	$(14,365)	$(10,824)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2022	2021
	Unaudited
Cash flows from investing activities:

Purchase of property, plant and equipment	(747)	(407)
Proceeds from sale of marketable securities	12,149	406
Purchase of marketable securities	(659)	(20,990)
Withdrawal from bank deposits	3,000	-

Net cash provided by (used in) investing activities	$13,743	$(20,991)

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance expenses	-	27,922
Proceeds from exercise of options	7	460
Repayment of lease liability	(492)	(316)
Proceeds from government grants	30	380
Repayment of government grants	(14)	(20)

Net cash provided by (used in) financing activities	(469)	28,426

Exchange rate differences - cash and cash equivalent balances	(2,367)	(85)

Decrease in cash and cash equivalents	(3,458)	(3,474)

Cash and cash equivalents, beginning of the period	32,325	46,229

Cash and cash equivalents, end of the period	$28,867	$42,755

Significant non-cash activities
Acquisition of property, plant and equipment	$66	$42

Increase of right-of-use asset recognized with corresponding lease liability	$30	$317

Exercise of pre-funded warrants	$-	$4,365

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -GENERAL

a.
Evogene Ltd. (“Evogene” and together with its subsidiaries, the “Company”) was founded on October 10, 1999, as Agro Leads Ltd., a division of Compugen Ltd. In 2002, the Company was spun-off as an independent corporation under the laws of the State of Israel, and changed its name to Evogene Ltd.

The Company is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health, and agriculture through the use of its broadly applicable Computational Predictive Biology (“CPB”) platform. The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements. Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ag Ltd.

The Company has a history of losses and incurred operating losses of $16,062 and $13,705 during the six months periods ended June 30, 2022 and 2021, respectively.

Furthermore, the Company intends to continue to finance its operating activities by raising capital and seeking collaborations with multinational companies in the industry.

The Company's management and board of directors are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company's products in the foreseeable future.

b.	The Company principally derives its revenues from collaboration arrangements. See Note 3. For revenues from major customers see Note 7d.

c.
The Company has the following subsidiaries: Casterra Ag Ltd. (formerly Evofuel Ltd.), Evogene Inc., Biomica Ltd., AgPlenus Ltd., AgPlenus Inc., Lavie Bio Ltd., Lavie Bio Inc., Lavie Bio Tech Inc., Taxon Biosciences, Inc. and Canonic Ltd.

Casterra Ag Ltd. was incorporated on January 1, 2012 and is currently focusing on the development of improved castor bean seeds for industrial uses.

Evogene Inc. was incorporated in Delaware, United States on September 22, 2006. From 2015 to 2019, Evogene Inc. was engaged in research and development in the field of insect control and located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States.

Biomica Ltd. was incorporated on March 2, 2017, with the mission of discovering and developing human microbiome-based therapeutics.

AgPlenus Ltd. was incorporated on June 10, 2018, with the mission to design effective and sustainable crop protection ag-chemicals products by leveraging predictive biology.

On August 27, 2020, AgPlenus Ltd. incorporated a wholly owned U.S. subsidiary, AgPlenus Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: - GENERAL (Cont.)

Lavie Bio Ltd. was incorporated on January 21, 2019, with the mission to improve food quality and sustainability through the introduction of microbiome-based ag-biologicals products. In 2019, Lavie Bio Ltd. incorporated two wholly owned subsidiaries, Lavie Bio Inc., located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States, and Lavie Bio Tech Inc. Lavie Bio Tech Inc. wholly owns as a subsidiary Taxon Biosciences, Inc. (see item d below).

Canonic Ltd. was incorporated on March 25, 2019, with the mission to develop next-generation medical cannabis products.

d.
On August 6, 2019, Corteva Inc. (“Corteva”) invested in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included a cash investment of $10,000 and the contribution of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences, Inc. for 27.84% of Lavie Bio Ltd.'s shares. As part of the foregoing transaction, the parties entered into a commercial arrangement with respect to the commercialization by Corteva of Lavie Bio Ltd.’s products, mainly in corn and soybean.

e.
On September 2, 2020, the Company issued 5,882,353 ordinary shares in a registered direct offering, for gross proceeds of $10,000 and on November 2, 2020, the Company issued 3,920,000 ordinary shares and 883,534 pre-funded warrants in a second registered direct offering, for gross proceeds of $12,000. On January 4, 2021, 883,534 pre-funded warrants were exercised into 883,534 of the Company's ordinary shares at an exercise price of $0.01 per pre-funded warrant for a total amount of $9.

f.
On January 2021, the Company entered into a Controlled Equity Offering Sales Agreement (the “January 2021 Sales Agreement”). In January and February 2021, pursuant to the January 2021 Sales Agreement, in an “at the market” (“ATM”) offering, the Company issued an aggregate of 3,803,594 ordinary shares with a weighted average selling price of $7.36 per share, resulting in gross proceeds of approximately $28,000.

On February 19, 2021, the Company entered into a new Controlled Equity Offering Sales Agreement, having an aggregate offering price of up to $50,000, pursuant to which the Company issued 726,832 ordinary shares during April through September 2021, in an ATM offering, with a weighted average selling price of $3.64 per share, resulting in gross proceeds of approximately $2,600.

g.
The Company’s subsidiaries and divisions are split into three operating segments: (1) Agriculture - Evogene seed traits division, Lavie Bio Ltd. and Ag Plenus Ltd.; (2) Human – Biomica Ltd. and Canonic Ltd.; and (3) Industrial – Casterra Ag Ltd. (see also Note 7).

h.
The duration, scope and effects of the ongoing COVID-19 pandemic, government and other third-party responses to it, and the related macroeconomic effects, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended June 30, 2022. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change in future periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements for the six months ended June 30, 2022 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.”

The accompanying unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2021, included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2022.

The accompanying consolidated balance sheet as of June 30, 2022, the consolidated statements of profit or loss, the statement of changes in shareholders’ equity and the consolidated statements of cash flows for the six months ended June 30, 2022 and 2021 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and applicable rules and regulations of the SEC regarding interim financial reporting. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2022, as well as its results of operations and cash flows for the six months ended June 30, 2022 and 2021. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the 2021 annual consolidated financial statements.

NOTE 3: -COLLABORATION AND RESEARCH AGREEMENTS-

During the six months ended June 30, 2022, the Company did not enter into any new collaboration agreements which amount to 10% or more of its total revenues for the period.

NOTE 4: -MARKETABLE SECURITIES

	June 30, 2022	December 31, 2021
	Unaudited	Audited

Financial assets measured at fair value through profit or loss:

Corporate bonds and government treasury notes – Level 1	6,383	18,541

	$6,383	$18,541

During 2022 and 2021, there were no transfers due to the fair value measurement of any financial instrument to or from Levels 1, 2 and 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5: -LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	June 30, 2022	December 31, 2021
	Unaudited	Audited

Balance at January 1,	$4,396	$3,766
Grants received	30	824
Royalties paid	(14)	(34)
Amounts recorded in profit or loss	71	(160)

	$4,483	$4,396

The Company received research and development grants from the Israel Innovation Authority (“IIA”) and undertook to pay royalties of 3% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received. As of June 30, 2022, the Company received grants amounting to $8,710 (including accrued interest), of which $3,516 were repaid to date.

NOTE 6: -SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Six months ended June 30,
	2022	2021
	Unaudited

Share-based compensation - Attributable to equity holders of the Company	$327	$305
Share-based compensation - Attributable to non-controlling interests	503	784

	$830	$1,089

Evogene Ltd. maintains two share option and equity incentive plans: the Evogene Ltd. 2013 Share Option Plan and the Evogene Ltd. 2021 Share Incentive Plan. All such option and incentive plans provide for the grant of options to purchase the Company's ordinary shares and generally expire 10 years from the grant date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: -SHARE- BASED COMPENSATION (Cont.)

b.	Evogene Ltd. share-based payment plan for employees, directors and consultants:

During the six months ended June 30, 2022 and 2021, the board of directors of Evogene Ltd. approved to grant its employees, directors and consultants an aggregate of 302,000 and 217,500 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $181 and $356, respectively.

c.	Evogene Ltd. share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and the changes under to options under the applicable plans to employees, consultants and directors of Evogene Ltd. as of June 30, 2022 and June 30, 2021 and during the periods then ended:

	2022		2021
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	4,233,950	5.54	4,030,702	6.24
Granted	302,000	1.17	217,500	6.27
Exercised	(5,624)	1.09	(136,383)	2.96
Forfeited	(344,241)	5.04	(360,980)	10.50

Outstanding on June 30,	4,186,085	4.66	3,750,839	6.42

Exercisable at June 30,	2,749,667	6.05	2,417,326	7.67

d.
Evogene Ltd. RSUs activity:

The 2021 Plan also provides for the grant of restricted shares and RSUs. During the six months ended June 30, 2022, the board of directors of the Company approved to grant its employees, consultants and directors an aggregate of 25,200 RSUs. The fair value of the RSUs granted in 2022, determined at their grant date using the binomial model, was approximately $25. There were no RSUs granted during the six months ended June 30, 2021.

The following table summarizes the number of RSUs, the weighted average grant date and the changes to RSUs under the 2021 Plan to employees, consultants and directors of the Company as of June 30, 2022 and during the period then ended:

	Number of RSUs	Weighted average grant date fair value

Outstanding on January 1, 2022	247,775	2.28
Granted	25,200	1.26
Vested	(26,226)	2.41
Forfeited	(32,751)	1.91

Outstanding on June 30, 2022	213,998	2.20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: -SHARE- BASED COMPENSATION (Cont.)

e.

The Company's subsidiaries maintain share option and incentive plans with similar terms and conditions. During the six months ended June 30, 2022 and 2021, the Company's subsidiaries approved to grant their employees, directors and consultants 297,523 and 431,851 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $908 and $1,311, respectively. The fair value was estimated using the binomial model.

The following table summarizes the number of share options, the weighted average exercise price, and the changes to options under the subsidiary option plans to employees, consultants and directors of the Company's subsidiaries as of June 30, 2022 and June 30, 2021 and during the periods then ended:

	2022		2021
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	1,901,992	1.39	1,798,780	0.90
Granted	297,523	0.56	431,851	4.71
Exercised	(8,270)	0.20	-	-
Forfeited	(141,145)	7.95	(16,485)	0.20

Outstanding on June 30,	2,050,100	1.24	2,214,146	1.65

Exercisable at June 30,	1,209,005	1.02	1,007,821	0.63

f.	The total compensation cost related to all of the Company's equity-based awards, recognized during the presented periods was comprised as follows:

	Six months ended June 30,
	2022	2021
	Unaudited

Research and development, net	$502	$532
Business development	206	269
General and administrative	122	288

	$830	$1,089

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -OPERATING SEGMENTS

a.	General:

The Company operates in three segments, Agriculture, Industry and Human. The Agriculture segment consists of the parent company, Evogene, and two of Evogene’s subsidiaries, Lavie Bio Ltd. and AgPlenus Ltd. The Human segment consists of Evogene’s subsidiaries, Biomica Ltd. and Canonic Ltd. The Industry segment consists of Evogene’s subsidiary Casterra Ag Ltd. The segments were determined on the basis of information considered by the Chief Operating Decision-Maker (“CODM”) for purposes of decision-making on the allocation of resources and evaluation of performance. The following Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available:

Agriculture segment	-	Develops seed traits, ag-chemical products, and ag-biological products to improve plant performance.

Industry segment	-	Develops improved castor bean seeds to serve as a feedstock source for other industrial uses.

Human segment	-	Discovery and development of human microbiome-based therapeutics and cannabis activity.

Unallocated	-	Other corporate expenses and general development of enabling technologies for optimization.

Each segment’s performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions and exclude share-based compensation charges as they are not considered in the internal operating plans and measurement of the segment’s financial performance.

b.	The following table presents the Company’s revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total
	Unaudited

For the six months ended June 30, 2022

Revenues	$274	$-	$196	$79	$549

Operating loss	$(7,314)	$(94)	$(4,358)	$(4,296)	$(16,062)

Net financing expense					$(2,758)

Loss before taxes on income					$(18,820)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -OPERATING SEGMENTS (Cont.)

c.	The following table presents the Company’s revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total
	Unaudited

For the six months ended June 30, 2021

Revenues	$396	$-	$25	$47	$468

Operating loss	$(5,144)	$(73)	$(3,257)	$(5,231)	$(13,705)

Net financing expenses					$(302)

Loss before taxes on income					$(14,007)

d.	Major customers:

Detailed below are revenues from major customers each of whom amounts to 10% or more, of total revenues. The revenues from major customers detailed below were recorded in the Agriculture segment:

	Six months ended June 30,
	2022	2021
	Unaudited

Customer A (subsidiary shareholder)	31%	34%
Customer B	-	40%
Customer C	3%	13%
Customer D	36%	-
Customer E	13%	-

e.	Geographical information:

Revenues based on the location of the customers, are as follows:

	Six months ended June 30,
	2022	2021
	Unaudited

United States	45%	73%
Israel	55%	24%
Brazil	-	3%

	100%	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -OPERATING SEGMENTS (Cont.)

The carrying amounts of non-current assets (property, plant and equipment property and intangible assets) in Evogene’s country of domicile (Israel) and in the United States based on the location of the assets, are as follows:

	June 30, 2022	December 31, 2021
	Unaudited	Audited

United States	79%	81%
Israel	21%	19%

	100%	100%

NOTE 8: -SUBSEQUENT EVENT

On August 11, 2022, Lavie Bio Ltd. entered into a multi-year, strategic, collaboration agreement with ICL Group (“collaboration agreement”). As part of the collaboration agreement, ICL made a $10 million investment in Lavie Bio Ltd. under a SAFE (simple agreement for future equity). The investment amount will be allocated to a multi-year collaboration focused on developing novel bio-stimulant products to enrich fertilizer efficiency.